IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of the Special Meeting of Shareholders

and

Information Circular

March 4, 2013

CARDIOME PHARMA CORP.

6190 Agronomy Road, Suite 405

Vancouver, B.C. V6T 1Z3

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of the shareholders of CARDIOME PHARMA CORP. (the “Corporation”) will be held at the 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada, on April 3, 2013 at 10:00 a.m. (Vancouver Time), for the following purposes:

(1)	to approve, by special resolution of the shareholders of the Corporation, an amendment to the articles of the Corporation to consolidate all the issued and outstanding common shares of the Corporation on the basis of up to ten (10) old common shares for one (1) new common share, and further authorizing the directors in their sole discretion when and if to effect the consolidation, in each case without requirement for further approval, ratification or confirmation by shareholders, as more particularly described in the accompanying Information Circular

(2)	to transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Corporation have fixed the close of business on February 27, 2013 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Vancouver, British Columbia, as of this 4th day of March 2013.

By Order of the Board of Directors

“Robert W. Rieder”

Robert W. Rieder

Chairman

CARDIOME PHARMA CORP.

6190 Agronomy Road, Suite 405

Vancouver, B.C. V6T 1Z3

SPECIAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

Unless otherwise provided, the information herein is given as of March 4, 2013.

VOTING AND PROXIES

Solicitation of Proxies

This Information Circular is furnished to the shareholders of Cardiome Pharma Corp. (the “Corporation”) in connection with the solicitation of proxies for use at the Special Meeting of the Corporation to be held at the 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada, on April 3, 2013 at 10:00 a.m. (Vancouver Time) (the “Meeting”) by management of the Corporation. The solicitation will be primarily by mail, however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Corporation. The Corporation may also pay brokers or other persons holding common shares (the “Common Shares”) of the Corporation in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Corporation. Shareholders who have given a proxy pursuant to this solicitation may revoke it as to any matter on which a vote has not already been cast pursuant to its authority in writing in such manner specified in the section “Revoking a Proxy” below.

What will be voted on at the Meeting?

Shareholders will be voting on those matters that are described in the accompanying Notice of Special Meeting of Shareholders (the “Notice”). The Notice includes all the matters to be presented at the Meeting that are presently known to management. A special majority (consisting of 66 2/3%) of the votes cast, in person or by proxy, will constitute approval of these matters other than the election of directors and appointment of auditors.

Who is entitled to vote?

Only registered holders of Common Shares (“Registered Shareholders”) on February 27, 2013 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on the Record Date. As of March 4, 2013, there were 62,351,691 Common Shares outstanding. To the knowledge of the directors and senior officers of the Corporation, the only person that as of the date hereof beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights of the Corporation was:

Shareholder Name	Number of Common Shares	Percentage of Common Shares
Adage Capital Partners, L.P.	6,661,300	10.7%

Can I vote Common Shares that I acquired after February 27, 2013?

Unfortunately not. The Canada Business Corporations Act (“CBCA”) states that only a shareholder whose name is on the list of shareholders as at the Record Date is entitled to vote at the Meeting.

How to vote

If you are a Registered Shareholder, there are two ways in which you can vote your Common Shares. You can either vote in person at the Meeting or you can vote by proxy.

Voting by Proxy

If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your Common Shares to be voted or you can let your proxyholder choose for you. If you appoint a proxyholder, you may revoke your proxy if you decide to attend the Meeting and wish to vote your Common Shares in person (see “Revoking a Proxy”).

Voting in Person

Registered Shareholders who wish to attend the Meeting and to vote their Common Shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.

What if I am not a Registered Shareholder?

Many owners of Common Shares are “non-registered shareholders”. Non-registered shareholders are those shareholders whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, or custodian). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received (i) from the Corporation or its agent a request for voting instructions or (ii) from your intermediary either a request for voting instructions or a proxy form. In either case, you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting.

The documents that you receive, and who you receive them from, will vary depending upon whether you are a “non-objecting beneficial owner” (a “NOBO”), which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Corporation for certain purposes, or an “objecting beneficial owner” (an “OBO”), which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information.

Non-Objecting Beneficial Owners

If you are a NOBO, a request for voting instructions from the Corporation or its agent is included with these materials.

These securityholder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the voting instruction form provided to you and we will deposit it with our transfer agent, or, if you request on the voting instruction form, we will send you a form of legal proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your shares to be voted, please complete and return the information requested in the voting instruction form to provide your specific voting instructions. Otherwise your Common Shares will not be voted.

Objecting Beneficial Owners

If you are an OBO, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

Whether you are a NOBO or an OBO, if you wish to attend the Meeting and vote in person, do not otherwise complete any voting form you may receive. Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.

What is a Proxy?

A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a Registered Shareholder. Registered Shareholders are being sent a form of proxy for the Meeting permitting them to appoint a person to attend and act as proxyholder at the Meeting. Registered Shareholders may use the endorsed form of proxy or any other valid proxy form to appoint a proxyholder. The enclosed form of proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting.

If you complete the enclosed form of proxy by marking the appropriate boxes on the proxy form, your Common Shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your Common Shares in their discretion.

A proxy in the form being sent to Registered Shareholders must be distinguished from a “legal proxy”, which is a voting power of attorney granted to a non-registered shareholder or to a person designated by the non-registered shareholder under a written request of the non-registered shareholder. If you are a NOBO that has been sent these materials, if you so request in your voting instruction form, the Corporation will arrange, at no cost to you, to deposit with our transfer agent, or deliver to you, a legal proxy to the extent that the Corporation’s management holds a proxy given directly by the Registered Shareholder or indirectly given by the Registered Shareholder through one or more other proxyholders in respect of the Common Shares beneficially owned by you.

Appointing a Proxyholder

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Simply fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other legal proxy form and deliver it to Computershare Trust Company of Canada within the time hereinafter specified for receipt of proxies.

If you leave the space on the proxy form blank, either Robert W. Rieder or Jennifer Archibald, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Rieder is the Chairman of the Board of Directors (the “Board”), and a director of the Corporation, and Ms. Archibald is the Chief Financial Officer of the Corporation.

For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder’s attorney authorized in writing and then delivered to the Corporation’s transfer agent, Computershare Trust Company of Canada, in the envelope provided or by fax to 1-866-249-7775 (toll-free) and received no later than 48 hours prior to the Meeting or any adjournment thereof.

How will my Common Shares be voted if I give my Proxy?

If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your Common Shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your Common Shares accordingly.

If you have not specified how to vote on a particular issue, then your proxyholder can vote your Common Shares as he or she sees fit. However, if you have not specified how to vote on a particular issue and Mr. Rieder or Ms. Archibald has been appointed as proxyholder, your Common Shares will be voted IN FAVOUR of the particular issue. For more information on these issues, see “Business of the Meeting”. The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Special Meeting of Shareholders and other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.

Revoking a Proxy

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy (i) by clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or fax to 1-866-249-7775 (toll-free), or to the registered office of the Corporation, Suite 2600, 595 Burrard Street, Vancouver, British Columbia V7X 1L3, Attention: Joseph Garcia at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law. Revocations may also be delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your Common Shares in person at the Meeting.

Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Corporation (where the non-registered holder is a NOBO) or their intermediaries (where the non-registered shareholder is an OBO) to change their vote and if necessary revoke their proxy.

Cost of this Solicitation of Proxies

The cost of this solicitation of proxies is borne by the Corporation. It is expected that the solicitation will be primarily by mail, but proxies or votes or voting instructions may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Corporation without special compensation. In addition, the Corporation may retain the services of agents to solicit proxies or votes or voting instructions on behalf of management of the Corporation. In that event, the Corporation will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Corporation may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies or votes or voting instructions.

Who counts the votes?

The Corporation’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Corporation to preserve confidentiality in the voting process. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

How do I contact the transfer agent?

If you have any inquiries, the transfer agent, Computershare Trust Company of Canada, can be contacted as follows:

Mail:	Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

Telephone:	1-800-564-6253 (toll-free) 1-514-982-7555
Fax:	1-866-249-7775 (toll-free)

BUSINESS OF THE MEETING

Share Consolidation

General

The Corporation is asking shareholders to authorize the Board of Directors to effect, in its discretion, a share consolidation of the outstanding Common Shares (the “Share Consolidation”), at a consolidation ratio of up to ten (10) Common Shares being consolidated into one (1) Common Share, by amending the Corporation’s articles of incorporation, subject to the Board’ authority to decide not to proceed with the Share Consolidation.

The Corporation believes that the availability of a range of Share Consolidation ratios will provide it with the flexibility to implement the Share Consolidation in a manner designed to maximize the anticipated benefits for the Corporation and its shareholders. In determining which precise Share Consolidation ratio within the aforementioned range of ratios to implement, if any, following the receipt of shareholder approval, the Board may consider, among other things, factors such as:

•	the Corporation’s ability to continue its listing on the NASDAQ Stock Market (the “NASDAQ”);

•	the historical trading prices and trading volume of the Common Shares;

•	the then prevailing trading price and trading volume of the Common Shares and the anticipated impact of the Share Consolidation on the trading market(s) for the Common Shares;

•	the outlook for the trading price of the Common Shares;

•	threshold prices of brokerage houses or institutional investors that could impact their ability to invest or recommend investments in the Common Shares;

•	the greatest overall reduction in the Corporation’s administrative costs; and

•	prevailing general market and economic conditions.

At the close of business on March 3, 2013 the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) was CAN$0.45 and the closing price of the Common Shares on the NASDAQ was US$0.44. There were 62,351,691 issued and outstanding Common Shares on such date. Based on the number of Common Shares currently issued and outstanding, immediately following the completion of the Share Consolidation, for illustrative purposes only, assuming a Share Consolidation ratios of 10-for-1, there would be approximately 6,235,169 Common Shares issued and outstanding. The Corporation does not expect the Share Consolidation itself to have any economic effect on shareholders or other securityholders.

Reasons for the Consolidation

The Board believes that the Share Consolidation is the most effective means of avoiding a potential delisting of the Corporation’s Common Shares from The NASDAQ Capital Market, on which they are currently listed and quoted for trading in the United States.

Pursuant to the requirements of NASDAQ, to remain eligible for continued listing on NASDAQ, a security must have a bid price of at least US$1.00 per share. On May 1, 2012, the Corporation received a letter from the NASDAQ Listing Qualifications Department indicating that the minimum closing bid price of the Common Shares had fallen below US$1.00 for 30 consecutive trading days, and therefore, the Corporation was not in compliance with NASDAQ Listing Rule 5450(a)(1) (the “Rule”). In accordance with NASDAQ Listing Rule 5810(C)(3)(a), the Corporation was provided a grace period of 180 calendar days, or until October 29, 2012, to regain compliance with the Rule. On October 26, 2012, the Corporation transferred the listing of its securities from the NASDAQ Global Market to the NASDAQ Capital Market and has been afforded an additional 180 calendar days, or until April 29, 2013, to regain compliance with the NASDAQ listing requirements.

The Corporation can regain compliance with the Rule if the bid price of the Common Shares closes at US$1.00 or higher for a minimum of ten consecutive business days during the grace period, although NASDAQ may, in its discretion, require the Corporation to maintain a minimum closing bid price of at least US$1.00 per share for a period in excess of ten consecutive business days before determining that the Corporation has demonstrated the ability to maintain long-term compliance with the Rule.

In addition to the objective of avoiding delisting from the NASDAQ, the Board believes that the Share Consolidation could heighten the interest of the financial community in the Corporation and potentially broaden the pool of investors that may consider investing or be able to invest in the Corporation by increasing the trading price of the Common Shares and decreasing the number of outstanding Common Shares. It could also help to attract institutional investors who have internal policies that either prohibit them from purchasing stocks below a certain minimum price or tend to discourage individual brokers from recommending such stocks to their customers.

Risks Associated with the Share Consolidation

Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended to increase the per share market price of the Common Shares; however, the market price of the Corporation’s Common Shares will also be based on other factors, which are unrelated to the number of shares outstanding. As a result, there can be no assurance that the market price of the Common Shares will in fact increase following the Share Consolidation or will not decrease in the future, or that the minimum closing bid price of the Common Shares will meet the NASDAQ’s minimum bid price requirement. Further, there can be no assurance that the Share Consolidation alone will guarantee the continued listing of the Common Shares on The NASDAQ Capital Market or that the Common Shares will not be delisted due to a failure to meet other continued listing requirements of the NASDAQ. In addition, in the future, the market price of the Common Shares following the Share Consolidation may not exceed or remain higher than the market price prior to the Share Consolidation and thus the total market capitalization of the Corporation’s Common Shares after the Share Consolidation may be lower than the total market capitalization before the Share Consolidation.

While the Corporation believes that a higher share price could help to attract institutional investors who have internal policies that either prohibit them from purchasing stocks below a certain minimum price or tend to discourage individual brokers from recommending such stocks to their customers, the Share Consolidation may not result in a share price that will attract institutional investors or that satisfy the investing guidelines of institutional investors.

If the Share Consolidation is effected and the market price of the Corporation’s Common Shares declines, the percentage decline as an absolute number and as a percentage of the Corporation’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. In many cases, both the total market capitalization of a company and the market price of such company’s common shares following a share consolidation are lower than they were before the share consolidation. Furthermore, the reduced number of Common Shares that would be outstanding after the Share Consolidation could adversely affect the liquidity of the Common Shares.

The Share Consolidation will, in all likelihood, also result in some shareholders owning “odd lots” of fewer than 100 Common Shares on a post-consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares.

Effecting the Share Consolidation

Once the Corporation determines the consolidation ratio and that it is in the best interests of the Corporation to proceed with the Share Consolidation, it will amend its articles in accordance with the Canada Business Corporations Act, upon which time the Share Consolidation will become effective. Concurrently, a new CUSIP number will be assigned to the Common Shares and letters of transmittal will be distributed to Registered Shareholders in order to issue replacement share certificates. Registered Shareholders will complete the letter of transmittal and return it along with the old share certificate to the transfer agent. The transfer agent will then issue the new share certificates to all Registered Shareholders who have validly submitted letters of transmittal.

Fractional Common Shares

No fractional Common Shares will be issued as a result of the Share Consolidation. Where the Share Consolidation would result in a shareholder being entitled to receive a fractional share, the fractional Common Share resulting from the Share Consolidation will be rounded down to the next whole number. In all other respects, the post consolidated Common Shares will have the same attributes as the pre-consolidated Common Shares.

Recommendation of the Board

The Board has determined that the Share Consolidation is in the best interests of the shareholders and the Corporation. The Board recommends that the shareholders vote FOR the adoption of the Share Consolidation.

Approval of Share Consolidation Resolution

At the Meeting, shareholders will be asked to consider and, if thought fit, to pass, with or without amendments, the following special resolution:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the Corporation's authorized share capital be altered by consolidating all its common shares without par value on the basis of up to every ten (10) of such shares without par value being consolidated into one (1) share without par value;

2.	any fractional shares of the Corporation arising from the consolidation be rounded down to the nearest whole share of the Corporation;

3.	the directors of the Corporation, in their sole and complete discretion, may act upon these resolutions to effect the consolidation or if deemed appropriate and without any further approval from the shareholders of the Corporation, may choose not to act upon these resolutions notwithstanding shareholder approval of the consolidation; and

4.	any one director or senior officer of the Corporation is authorized and directed on behalf of the Corporation to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things as may be necessary or desirable to give effect to these resolutions.

In accordance with the Corporation's Articles, in order to pass the special resolutions, at least two-thirds of the votes cast at the Meeting must be voted in favour of the resolution.

If shareholders pass the resolution, the consolidation will take effect on a date to be coordinated with the Toronto Stock Exchange and the NASDAQ and announced in advance by the Corporation.

Other than as set out above, it is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof

OTHER INFORMATION

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or executive officers of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since January 1, 2012 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as set out herein, none of the directors or officers of the Corporation, no director or officer of a body corporate that is itself an insider or a subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercised control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Corporation’s last financial year that has materially affected or would or could materially affect the Corporation or any of its subsidiaries.

Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com, EDGAR at www.SEC.com and at the Corporation’s website at www.cardiome.com.

Approval of Information Circular

The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

Dated at Vancouver, British Columbia, this 4th day of March 2013.

By Order of the Board of Directors

Robert W. Rieder

Chairman